Term Sheet (To Prospectus dated November 4, 2016, Series A Prospectus Supplement dated November 4, 2016, and Product Supplement CLN-1 dated December 19, 2016) September 11, 2017	Filed Pursuant to Rule 433 Registration Statement No. 333-213265

BofA Finance LLC

Fully and Unconditionally Guaranteed by Bank of America Corporation

Commodity-Linked Notes Linked to the S&P GSCI® Index Total Return, due October 18, 2018

Issuer:	BofA Finance LLC
Guarantor:	Bank of America Corporation
Pricing Date:	September 11, 2017
Issue Date:	September 18, 2017
Stated Maturity Date:	October 18, 2018
Aggregate Principal Amount:	$31,200,000
Reference Asset:	The S&P GSCI® Index Total Return (Bloomberg symbol: “SPGCCITR”)
Starting Value:	The closing level of the Reference Asset on the pricing date.
Ending Value:	The closing level of the Reference Asset on the Valuation Date. If it is determined that the scheduled Valuation Date is not a Reference Asset Business Day, or if a Market Disruption Event occurs on the scheduled Valuation Date, the Ending Value will be determined as more fully described beginning on page S-27 of product supplement CLN-1.
Leverage Factor:	3
Investor Fee:	0.15% per annum, which will accrue daily (at the specified rate divided by 365) from and including the pricing date to but excluding the Valuation Date.
Treasury Rate Charge:	Applicable
Interest Rate Basis:	LIBOR
Designated Maturity:	One month
Interest Reset Dates:	Monthly, on the 18th of each month during the term of the Notes beginning on October 18, 2017 and ending on the Stated Maturity Date.
Interest Payment Dates:	Unless the Notes are redeemed on an earlier date, interest will be payable only at maturity.
Spread:	Minus 11 basis points
Initial Optional Redemption Date:	September 18, 2017
Upper Mandatory Redemption Trigger Level:	Not Applicable
Lower Mandatory Redemption Trigger Level:	85% of the Starting Value
NPV Factor:	Not Applicable
Bear Note:	No
Calculation Agent:	Merrill Lynch Commodities, Inc.
Minimum Denomination:	$100,000 and integral multiples of $1,000 in excess thereof
Listing:	No listing on any securities exchange.
CUSIP:	09709TBJ9
	Per Note	Total
Public Offering Price(1)	$1,000	$31,200,000
Underwriting Discount	$0	$0
Proceeds, before expenses, to BofA Finance LLC	$1,000	$31,200,000

(1) Plus accrued interest from September 18, 2017 if settlement occurs after that date.

The Notes and the related guarantee of the Notes by the Guarantor are unsecured and are not savings accounts, deposits, or other obligations of a bank. The Notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and involve investment risks. Potential purchasers of the Notes should consider the information in “Risk Factors” beginning on page S-8 of the accompanying product supplement, page S-4 of the prospectus supplement, and page 7 of the prospectus. You may lose some or all of your investment in the Notes.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this term sheet, the product supplement, the prospectus supplement, or the prospectus. Any representation to the contrary is a criminal offense.

In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting in its capacity as principal for your account. We will deliver the Notes in book-entry form only through The Depository Trust Company on or about September 18, 2017 against payment in immediately available funds.

Bank of America Merrill Lynch

Selling Agent

ADDITIONAL TERMS

Unless otherwise indicated or unless the context requires otherwise, all references in this term sheet to “we,” “us,” “our,” or similar references are to BofA Finance LLC.

Market Disruption Events

The following definition will supersede and replace the definition of “Market Disruption Event” set forth on page S-26 of the accompanying product supplement.

A “Market Disruption Event” means one or more of the following events, as determined by the Calculation Agent in its sole discretion:

(1) a material limitation, suspension, or disruption of trading in one or more Reference Asset components which results in a failure by the exchange on which each applicable Reference Asset component is traded to report an exchange published settlement price for such contract on the day on which such event occurs or any succeeding day on which it continues;

(2) the exchange published settlement price for any Reference Asset component is a “limit price,” which means that the exchange published settlement price for such contract for a day has increased or decreased from the previous day’s exchange published settlement price by the maximum amount permitted under applicable exchange rules;

(3) failure by the applicable exchange or other price source to announce or publish the exchange published settlement price for any Reference Asset component;

(4) a suspension of trading in one or more Reference Asset components, for which the trading does not resume at least 10 minutes prior to the scheduled or rescheduled closing time; or

(5) any other event that the Calculation Agent determines due to the imposition of position limits in respect of any futures contract or adoption of or change in any applicable law or other regulatory requirement that materially interferes with our ability or the ability of any of our affiliates, after using commercially reasonable efforts,  to unwind or maintain all or a material portion of a hedge that we or our affiliates have effected or may effect in contracts or securities that reference the Reference Asset or any of its constituent components in connection with the Notes.

Role of the Calculation Agent

The following section will supersede and replace the section “Description of the Notes—Role of the Calculation Agent” set forth on page S-29 of the accompanying product supplement.

The Calculation Agent has the sole discretion to make all determinations regarding the Notes as described in this product supplement, including determinations regarding the Starting Value, the Ending Value, the Reference Asset, the amount of interest payable on the Notes, the Investor Fee, the Treasury Rate Charge, the Redemption Amount or Early Redemption Amount, as applicable, Interest Reset Dates, Interest Determination Dates, Calculation Dates, any Market Disruption Events, any Commodity Hedging Disruption Events, a successor asset, Reference Asset Business Days, business days, London business days, Valuation Dates, and calculations related to adjustments to or the discontinuance of any Reference Asset. All determinations of the Calculation Agent will be made in good faith and a commercially reasonable manner.

We expect to appoint Merrill Lynch Commodities, Inc., which is one of our affiliates, as the Calculation Agent for the Notes. However, we may change the Calculation Agent at any time without notifying you.

PS-2

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We plan to deliver the Notes against payment therefor on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you the product supplement, the prospectus supplement, and the prospectus if you so request by calling MLPF&S toll-free 1-800-294-1322.

PS-3